Exhibition 99.7

Telkom SA Limited interim dividend

Telkom SA Limited
Registration number: 1991/005476/06
JSE and NYSE share code: TKG
ISIN: ZAE000044897
(Telkom)

Telkom SA Limited interim dividend

Notice is hereby given that the Telkom board of directors have today declared Interim Dividend No.8 of 90 South African cents per share for the half-year ended, 30 September 2003.

In compliance with the requirements of STRATE, the electronic settlement and custody system used by the JSE Securities Exchange of South Africa, the company has determined the following salient dates for the payment of the dividend:

To holders of ordinary shares
2003
Last date to trade ordinary shares cum dividend	Thursday 11 December
Last date to register transfers of	Thursday 11 December
certificated securities cum dividend Ordinary shares trade ex dividend	Friday 12 December
Record date	Friday 19 December
Payment date	Monday 29 December

On the payment date, dividends due to holders of certificated securities on the South African register will either be electronically transferred to shareholders bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders accounts with the relevant CSDP or broker.

To comply with the further requirements of STRATE, between Friday 12 December 2003 and Friday, 19 December 2003, inclusive, no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares.	2003
Ex dividend on New York Stock Exchange	Monday, 15 December
Record date	Friday, 19 December
Approximate date for currency conversion into US dollars	Monday, 29 December
Approximate payment date of dividend	Friday, 16 January

24 November 2003